FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Role and members

The FSVC has non-executive responsibility for governance, oversight and policy guidance over the framework of controls and procedures designed to identify areas where HSBC and the financial system more broadly may become exposed to financial crime or system abuse. The Committee also has oversight of matters relating to anti-money laundering, sanctions, terrorist financing and proliferation financing, including the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the continuing obligations to regulatory and law enforcement agencies are met.

The Committee oversees and reports to the Board on implementation of the actions necessary to build assurance in these areas and seeks to provide the Board with a forward-looking perspective on financial crime risk.

	Meetings attended	Meetings eligible to attend
Members1
Rona Fairhead (Chairman) .	6	6
Jim Comey2 .......................	3	4
Sir Jonathan Evans3,4 .........	2	2
Nick Fishwick5 ...................	6	6
Dave Hartnett5 ..................	6	6
Bill Hughes5 .......................	6	6
Sir Simon Robertson ...........	6	6
Leonard Schrank5 ...............	6	6
Juan Zarate5,6 .....................	6	6

Meetings held in 2013 ....		6

1  Sir Jonathan Evans will become Chairman of the FSVC with effect from the conclusion of the 2014 Annual General Meeting. Kathleen Casey will be appointed as a non-executive Director with effect from 1 March 2014 and will become a member of the Committee from this date.

2 Retired as a Director and member on 4 September 2013.

3 Appointed a Director and member on 6 August 2013.

4 Also attended one meeting by invitation before becoming a Director.

5 Co-opted non-director member of the Committee.

6 Also provides advisory services to the board of HSBC North America Holdings Inc.

Co-opted non-director members

Five co-opted non-director members have been appointed advisers to the Committee to support its work. Brief biographies are set out below:

Nick Fishwick, CMG: former senior official in the Foreign and Commonwealth Office, specialising in security, intelligence and counter-terrorism; seconded from 2001 to 2004 to HM Customs and Excise as Head of Intelligence (Law Enforcement), focusing on international counter-narcotics, tax and excise fraud; awarded the CMG in 2009.

Dave Hartnett, CB: former Permanent Secretary for Tax at HM Revenue and Customs; focused on tax policy development, compliance and enforcement and international tax issues during his 36-year career in tax administration; former deputy chairman of the Organisation for Economic Co-operation and Development's Forum on Tax Administration.

Bill Hughes, CBE QPM: former head of the UK's Serious Organised Crime Agency; international experience in the disruption, dismantling and criminal investigation of organised crime.

Leonard Schrank: former chief executive officer of SWIFT, the industry owned, global financial messaging system; oversaw SWIFT's relationship with the US Treasury Department and other countries on counter-terrorism issues. Member MIT Corporation (board of trustees) from 2011 to 2016.

The Honourable Juan Zarate: Senior Advisor at the Center for Strategic and International Studies; the Senior National Security Analyst for CBS News; a Visiting Lecturer of Law at the Harvard Law School; national security consultant; former Deputy Assistant to the President and Deputy National Security Advisor for Combating Terrorism responsible for developing and implementing the US Government's counter-terrorism strategy and policies related to transnational security threats; former Assistant Secretary of the Treasury for Terrorist Financing and Financial Crime; and former federal prosecutor who served on terrorism prosecution teams.

Committee activities

The Committee undertook the following key activities in the discharge of its responsibilities:

•     Forward looking perspective on financial crime risk: The Committee agreed areas of focus where HSBC and the financial system more broadly may become exposed to financial crime or system abuse. The Committee received updates from the adviser members of the Committee on activities they had undertaken in connection with these agreed areas and received reports on actions being taken to address these risks including (i) the enhancement of the Group's cyber security capabilities; (ii) the development of a dedicated team and systems to provide our global businesses with proactive enhanced customer due diligence; (iii) the tax transparency initiatives undertaken by HSBC; and (iv) initiatives HSBC is undertaking with external parties related to financial crime compliance, financial integrity and regulatory enforcement.

•     Oversight of financial crime-related issues: The Committee received updates on financial crime-related issues facing the Group and relevant mitigating controls including: (i) development of financial crime compliance related aspects of the Group's technology and data systems strategy; (ii) Group policies and procedures on anti-money laundering, sanctions and other financial crime related matters; and (iii) enhancements to transaction monitoring systems. The Committee received regular reports on forward-looking financial crime compliance risks, matters identified by Internal Audit relating to financial crime compliance, and reviews undertaken of the Group's anti-money laundering programme. The Committee received updates on thematic reviews being undertaken by regulators.

•     Obligations under US and UK agreements: The Committee oversaw the Group's anti-money laundering and compliance-related initiatives to address obligations under the deferred prosecution agreements, and other agreements and orders entered into or made in connection with the resolution of the investigations by US and UK regulatory and law enforcement authorities in December 2012 and actions completed to date.

•     Compliance-related initiatives: The Committee received reports on the restructuring of the Compliance function, including the development of the operating model for each of the financial crime compliance and regulatory compliance team and reports on progress in recruitment. The Committee reviewed, and received regular updates on, the Compliance Plan, which documents the Group's strategy to augment HSBC's anti-money laundering and sanctions compliance programme, which includes policies, procedures and enhanced training.

•     Reporting to regulators: Regular updates were provided by the Chief Legal Officer, Group Chief Risk Officer, Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer and Global Head of Regulatory Compliance on reports to, and meetings held with, regulators about the Group's compliance-related initiatives. The Committee reviewed reports submitted to regulators on compliance-related initiatives being undertaken by the Group.

•     Global Standards programme: The Committee received regular updates on progress being made in implementing Global Standards. The Committee reviewed the framework for the execution and implementation of the Global Standards programme and received a presentation on Group-wide communications to employees. Minutes of the Global Standards Steering Meeting were made available to Committee members.

• Monitor: The Group's Monitor outlined his planned approach to the monitorship of HSBC. The Committee received regular updates on HSBC's interactions with the Monitor.

• Terms of reference and Committee effectiveness: The Committee undertook a review of its terms of reference and of its own effectiveness.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Chairman, the adviser members of the Committee and senior executives as required. The Group Chairman, Group Chief Executive, Chief Legal Officer, Group Chief Risk Officer, Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer and Global Head of Regulatory Compliance regularly attend Committee meetings.

Group Remuneration Committee

Role and members

The Group Remuneration Committee is responsible for approving remuneration policy. As part of its role, it considers the terms of annual incentive plans, share plans, other long-term incentive plans and the individual remuneration packages of executive Directors and other senior Group employees, including all positions of significant influence and those having a material impact on our risk profile and in doing so takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

	Meetings attended	Meetings eligible to attend
Members1
Sir Simon Robertson (Chairman)2 ....................	4	4
John Thornton3 .................	6	7
John Coombe .....................	12	12
Renato Fassbind4 ................	5	5
Sam Laidlaw .......................	12	12

Meetings held in 2013 ....	12	12

1. All members are independent non-executive Directors. With effect from the conclusion of the 2014 Annual General Meeting, John Coombe will retire as a Director and member of the Committee and John Lipsky will become a member of the Committee.

2 Appointed a member and Chairman of the Committee on 24 May 2013.

3 Retired as a Director and Chairman of the Committee on 24 May 2013.

4 Appointed a member of the Committee on 1 March 2013.

The Directors' Remuneration Report is set out on pages 378 to 407.

Nomination Committee

Chairman's Statement

A key responsibility of the Nomination Committee is to ensure there is an appropriate balance of skills, knowledge, experience, independence and diversity on the Board.

Another important responsibility of the Committee is to ensure that plans are in place for the selection, appointment and orderly succession of executive Directors and senior executives.  The Committee met once last year to undertake with the Group Chief Executive an in-depth review of succession plans and satisfied itself after discussion that such plans were sufficient and appropriate but needed to be kept under annual review.

At the conclusion of the Annual General Meeting in May 2014, both John Coombe and James Hughes-Hallett who have served the Board for many years with distinction will be retiring.

The Committee continues to monitor regulatory developments as they may affect Board composition.  The Committee has considered in detail the new requirements under the EU's Capital Requirements Directive IV which comes into effect on 1 July 2014 and which will restrict the number of directorships that may be held by members of the Board. The ramifications of these new requirements for the current Board are being reviewed. The Committee is also considering the implications the new requirements may have on the pipeline of potential non-executive Directors with the appropriate skills, knowledge and experience to augment the Board.

On behalf of the Committee I would like to thank James Hughes-Hallett, who will be stepping down as a Director with effect from the 2014 Annual General Meeting, for his commitment, insights and valuable contribution as a member of the Committee.  I would like to welcome Laura Cha and Sam Laidlaw who will be appointed as members of this Committee from the conclusion of the 2014 Annual General Meeting.

Sir Simon Robertson
Chairman, Nomination Committee
24 February 2014

Members

	Meetings attended	Meetings eligible to attend
Members1
Sir Simon Robertson (Chairman) .....................	4	4
Rona Fairhead.....................	4	4
James Hughes-Hallett .........	4	4
John Lipsky .......................	4	4

Meetings held in 2013 ....	4

1  All members are independent non-executive Directors. With effect from the conclusion of the 2014 Annual General Meeting, James Hughes-Hallett will retire as a Director and member of the Committeeand Laura Cha and Sam Laidlaw will become members of the Committee.

Committee activities

The Committee undertook the following key activities in the discharge of its responsibilities:

•     Appointments of new Directors. Following a rigorous selection process, the Committee recommended to the Board the appointment of Jim Comey (appointed with effect from 4 March 2013 and resigned with effect from 4 September 2013 as he was asked by President Obama to become head of the Federal Bureau of Investigation), Sir Jonathan Evans (appointed with effect from 6 August 2013) and Kathleen Casey (appointed with effect from 1 March 2014). Both Jim Comey and Sir Jonathan Evans have a background in combatting financial and other crime. Kathleen Casey brings to the Board extensive experience of financial services regulation. An external search consultancy, MWM Consulting, was used in relation to the appointment of Sir Jonathan Evans and Kathleen Casey. MWM Consulting has no other connection with HSBC. Jim Comey was introduced to us by a member of senior management. Having regard to his public and private sector roles, the Committee considered that neither external consultants nor advertising were considered necessary in relation to this appointment. Finally, the Committee also recommended the appointment of Marc Moses, Group Chief Risk Officer, as an executive Director with effect from 1 January 2014 in recognition of the criticality of the Risk function to the Group.

•     Forward planning. The Committee adopts a forward-looking approach to potential candidates for appointment to the Board that takes into account the needs and development of the Group's businesses and the expected retirement dates of current Directors. The

Committee believes that the Group will continue to face increased financial services regulation which will include the requirement to assist the authorities to combat financial crime and accordingly will broaden the risks facing the Group.

•     Size, structure and composition. The Committee monitored the size, structure and composition of the Board (including skills, knowledge, experience, independence and diversity). Consideration is given to ensuring that the Board's decision-making is not dominated by any one individual or small group of individuals. The Committee reviews and recommends to the Board appropriate changes to the roles of the Group Chairman, the Group Chief Executive and the senior independent non-executive Director. The Committee considered the election or re-election of Directors at the Annual General Meeting and has recommended to the Board that all Directors should stand for election or re-election, other than John Coombe and James Hughes-Hallett who will retire at the conclusion of the 2014 Annual General Meeting, having served nine years as Directors.

•     Regulatory developments. The Committee monitored regulatory developments as they may affect Board composition. During 2013, the Committee considered the implications of the corporate governance requirements of the EU's Capital Requirements Directive IV and the European Parliament's adoption of a proposal on gender balance for non-executive directors of listed companies.

•     Diversity. Bearing in mind the geographical spread of the Group's business, the Committee pays particular attention to the ethnicity, age and gender diversity of the Board. Board appointments continue to be made based on merit and candidates are considered against objective criteria, having due regard for the benefits of diversity on the Board. The Board diversity policy is available at www.hsbc.com/investor-relations/governance/ corporate-governance-codes. The Committee regularly monitored progress towards the implementation of the Board diversity policy using the following measurable objectives: 25% of the Board should be female, with a target of 30% to be achieved by 2020; only external search consultants who are signatories to the Executive Search Firms Voluntary Code of Conduct should be engaged by the Nomination Committee; and at least 30% of candidates, proposed by search firms for consideration as non-executive Directors, should be women. As at 31 December 2013, 25% of the Board is female. The benefits of diversity continue to influence succession planning and are key criteria in the instructions to external search consultants.

• Director training and development. The Committee reviewed and monitored the training and continuous professional development of Directors and senior management.

•     Time commitment and independence of non-executive Directors. The Committee assessed the independence of, and time required from, non-executive Directors. The Committee is satisfied that all non-executive Directors have the time to fulfil their fiduciary responsibilities to provide oversight of the business of the Group and to serve on the Committees of the Board. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them.

• Terms of reference and Committee effectiveness. The Committee undertook a review of its terms of reference and its own effectiveness.

Corporate Sustainability Committee

	Meetings attended	Meetings eligible to attend
Members
Laura Cha (Chairman)1 .......	4	4
James Hughes-Hallett2.........	4	4
Lord May3 .........................	2	4
Dame Mary Marsh3 ............	4	4

Meetings held in 2013 ....	4

1 Appointed Chairman on 1 January 2013.
2 Appointed a member of the Committee on 1 January 2013.
3 Co-opted non-director member of the Committee.

Sustainability governance

The Corporate Sustainability Committee was responsible during 2013 for advising the Board, committees of the Board and executive management on corporate sustainability policies across the Group including environmental, social and ethical issues. The Committee has been demised by resolution of the Board with effect from 31 December 2013. A Conduct & Values Committee has been established which undertakes much of what was previously done by the Corporate Sustainability Committee. Further information on the Conduct & Values Committee can be found on page 364.

Corporate Sustainability exists as a global function. Senior executives are charged with implementing sustainable business practice in all major regions through inclusion in the HSBC Global Standards Manuals; and, through induction and developmental training. Local teams are in charge of embedding corporate sustainability strategies within banking activities.

HSBC reports on its progress in developing and implementing its sustainability strategy annually in the HSBC Sustainability Report, which is independently verified and prepared using the Global Reporting Initiative framework. The HSBC Sustainability Report 2013 will be issued on 23 May 2014 and will be available at www.hsbc.com/ sustainability.

Our sustainable operations strategy

HSBC's carbon dioxide emissions are calculated on the basis of the energy used in our buildings and employee business travel from over 30 countries (covering about 93% of our operation by FTE). The data gathered on energy consumption and distance travelled are converted to carbon dioxide emissions using conversion factors from the following sources, if available, in order of preference:

1. factors provided by the data/service providers;

2.    factors provided by the local public environmental authorities. For electricity, if specific factors cannot be obtained from the above two sources, we use the latest available carbon emission factors for national grid electricity from the International Energy Agency as recommended for use by the Greenhouse Gas Protocol; and

3.    for other types of energy and travel, if no specific factors can be obtained from the first two sources, we use the latest available factors provided by the UK Department for Environment, Food and Rural Affairs and/or the Department of Energy and Climate Change in the UK.

To incorporate all of the operations over which we have financial (management) control, the calculated carbon dioxide emissions are scaled up on the basis of the FTE coverage rate to account for any missing data (typically less than 10% of FTEs). In addition, emission uplift rates are applied to allow for uncertainty on the quality and coverage of emission measurement and estimation. The rates are 4% for electricity, 10% for other energy and 6% for business travel, based on the Intergovernmental Panel on Climate Change Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories, and HSBC's internal analysis of data coverage and quality.

Carbon dioxide emissions in tonnes

	2013	2012

Total ..........................	889,000	963,000
From energy ...............	755,000	825,000
From travel ................	134,000	138,000

Carbon dioxide emissions in tonnes per FTE

	2013	2012

Total ..........................	3.43	3.61
From energy ...............	2.91	3.09
From travel ................	0.52	0.52

Our greenhouse gas reporting year runs from October to September. For the year from 1 October 2012 to 30 September 2013, carbon dioxide emissions from our operations were 889,000 tonnes.

HSBC Technology and Services employs around a third of our workforce and runs our operations, including real estate, IT infrastructure and supply chain. One of these goals, known as 'REDUCE', is to cut annual carbon dioxide emissions per employee by a tonne between 2012 and 2020 to 2.5 tonnes. Our baseline year is 2011, in which emissions were 3.44 tonnes (rounded up to 3.5).

To tackle this challenge, we set a 10-point sustainable operations strategy at the start of 2012, listed below. This strategy covers issues from sustainability leadership and engagement to supply-chain collaboration, and includes ambitious targets to reduce our use of energy and reduce our waste. We made progress in 2013, but recognise that stretching goals like these will take time to achieve. We have capitalised on 'quick wins' where possible, but have also spent time to analyse thoroughly and prepare for achieving these targets.

Our 10-point sustainable operations strategy

1. We are engaging all employees in delivering improved efficiency by 2020 with training and sustainability leadership programmes.

2. We will increase energy consumption from renewables from 24% to 40% and increase self-generated electricity capacity from zero to 5%.

3. We will collaborate with our supply chain to achieve sustainable savings through efficiency and innovation.

4. We will improve the energy efficiency of our Group data centres.

5. An annual US$5m investment in an HSBC Eco-efficiency Fund has been committed to trial sustainable innovation.

6. Our target is to increase the recycling of HSBC's waste from 60% to 100% of our office waste and electronic waste.

7. Work on all new and redesigned buildings costing over US$10m in our portfolio of 7,500 buildings will be done to Leadership in Energy and Environmental Design ('LEED') certification standards.

8. We aim to reduce annual energy consumption per employee by 1MWh.

9. We will reduce paper usage, ensure it comes from sustainable sources, and encourage paperless banking for all retail and commercial customers.

10. We continue to promote alternatives to travel, reducing travel carbon emissions per employee.

Further details on our progress with achieving our sustainability operations programme will be published in our Sustainability Report 2013 on 23 May 2014.

Further information on environmental, social and community obligations can be found on page 34.

Sustainability risk

Our approach to managing sustainability risk is detailed in the Appendix to Risk on page 297.

Conduct & Values Committee

Members1      Rachel Lomax (Chairman)
                         Laura Cha
                         Sir Jonathan Evans

1 All members appointed on 17 January 2014.

The Conduct & Values Committee, established by resolution of the Board in January 2014, will focus on ensuring that in the conduct of its business, HSBC treats customers fairly and openly, does business with the right clients and in the right way, is a responsible employer, acts responsibly towards the communities in which HSBC operates and treats other stakeholders fairly.

The Committee has non-executive responsibility for, and advises the Board on, HSBC policies, procedures and standards to ensure that the Group conducts business responsibly and consistently adheres to HSBC Values.

The Committee will meet at least four times each year.

Chairman's Committee

Members1      Douglas Flint (Chairman)
                         John Coombe
                         Joachim Faber
                         Rona Fairhead
                         Stuart Gulliver
                         Rachel Lomax
                         Iain Mackay
                         Marc Moses
                         Sir Simon Robertson

1 All members appointed on 22 November 2013, unless otherwise indicated.

The Chairman's Committee, established by resolution of the Board in November 2013, has the power to act on behalf of the Board between scheduled Board meetings to facilitate ad hoc unforeseen business requiring urgent Board approval.

Internal control

Procedures

The Directors are responsible for maintaining and reviewing the effectiveness of risk management and internal control systems and for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. To meet this requirement and to discharge its obligations under the 'Handbook of Rules and Guidance' issued by the FCA and PRA, procedures have been designed for safeguarding assets against unauthorised use or disposal; for maintaining proper accounting records; and for ensuring the reliability and usefulness of financial information used within the business or for publication. These procedures can only provide reasonable and not absolute assurance against material misstatement, errors, losses or fraud.

These procedures are designed to provide effective internal control within HSBC and accord with the Financial Reporting Council's guidance for directors issued in its revised form in 2005 and which is the subject of a recent consultation which closed in January 2014. They have been in place throughout the year and up to 24 February 2014, the date of approval of the Annual Report and Accounts 2013. In the case of companies acquired during the year, the risk management and internal controls in place are being reviewed against HSBC's benchmarks and integrated into HSBC's processes.

HSBC's key risk management and internal control procedures include the following:

•     Group standards. Functional, operating, financial reporting and certain management reporting standards are established by global function management committees, for application throughout HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•     Delegation of authority within limits set by the Board. Authority is delegated to each relevant Group Managing Director to manage the day to day affairs of the business or function for which he or she is accountable within limits set by the Board. Delegation of authority from

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 25 March 2014